Exhibit 99.1

Extractive Sector Transparency Measures Act - Annual Report
Reporting Entity Name	Osisko Development Corp
Reporting Year	From	1/1/2023	To:	12/31/2023	Date submitted	5/17/2024
Reporting Entity ESTMA Identification Number	E335878

Other Subsidiaries Included (optional field)

Not Consolidated

Not Substituted

Attestation by Reporting Entity

In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	Alexander Dann				Date	5/17/2024
Position Title	Chief Financial Officer and Vice President, Finance

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	1/1/2023	To:	12/31/2023

Reporting Entity Name	Osisko Development Corp					Currency of the Report	CAD
Reporting Entity ESTMA Identification Number	E335878
Subsidiary Reporting Entities (if necessary)
Payments by Payee
Country	Payee Name	Departments, Agency, etc… within Payee that Received Payments	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Canada -British Columbia	Province of British Columbia		185,000		289,000				4,518,000	4,992,000	BC Hydro, Minister of Finance, Worksafe BC, ICBC, Mineral Title Online
Canada	Lhtako Dene Nation				349,000					349,000
Canada	Williams Lake First Nation				125,000					125,000
Canada	Xatsull First Nation				151,000					151,000
Canada -Quebec	Province of Quebec	Department of Energy and Natural Resources			693,000					693,000
Mexico	Government of Mexico		1,548,000		1,917,000					3,465,000	San Antonio Ejido, San Javier Ejido, Secretaria de Economia (Ministry of Finance). Original payment done in Mexican Pesos.
United States of America	State of Utah		1,267,000							1,267,000	Utah State Treasurer, Utah State Tax Commission. Original payment done in US Dollars.
Additional Notes:

All payments are reported in Canadian dollars. Where payments were made in currencies other than Canadian dollars, the payments were converted into Canadian dollars using an annual average exchange rate. The annual average exchange rate for this year (2023) was $1mxn=$.07615cad and $1USD = $1.3497cad

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Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	1/1/2023	To:	12/31/2023
Reporting Entity Name	Osisko Development Corp					Currency of the Report	CAD
Reporting Entity ESTMA Identification Number	E335878
Subsidiary Reporting Entities (if necessary)
Payments by Project
Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
Canada	Cariboo Gold Project	185,000		914,000				4,518,000	5,617,000
Canada	Coulon and James Bay Properties			693,000				-	693,000
Mexico	Sapuchi	1,548,000		1,917,000				-	3,465,000	Original payment done in Mexican Pesos.
United States of America	Tintic	1,267,000						-	1,267,000	Original payment done in US Dollars.
Additional Notes:

All payments are reported in Canadian dollars. Where payments were made in currencies other than Canadian dollars, the payments were converted into Canadian dollars using an annual average exchange rate. The annual average exchange rate for this year (2023) was $1mxn=$.07615cad and $1USD = $1.3497cad